

BRITISH AMERICAN TOBACCO

BAT Industries

GC/KC/1000210686

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Alan F. Porter
Company Secretary

Tel +44 (0)20 7845 1507
Fax +44 (0)20 7845 2189
www.bat.com

20 June 2003

FILE No.
82-33

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA


03024082


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH, D.C. 183 SECTION

SUPPL

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

A C Girling
Assistant Secretary

Attached: UK and Canadian Restructuring Announced

dlw 6/30


BRITISH AMERICAN
TOBACCO

www.bat.com

news release

FILE No.
82 ○ 33

For immediate release: Wednesday, 18 June 2003

UK and Canadian Restructuring Announced

British American Tobacco said today that operating companies in the UK and Canada have announced proposals to restructure their businesses.

In the UK, it is proposed that the Darlington factory closes by the end of 2004 and cigarette manufacturing be consolidated at the larger Southampton plant - resulting in the loss of some 490 jobs.

About 90 per cent of output from the two UK factories – including Dunhill, State Express 555 and Rothmans International brands – is exported outside the European Union.

However, production volumes have been transferring overseas as a result of an increasing trend towards local manufacture in key markets including South Korea, Russia and Nigeria, and relatively higher manufacturing costs in the UK.

The Group's subsidiary Imperial Tobacco Canada plans a major restructure, with the loss of almost 840 jobs, in order to maintain its leadership position in the tobacco industry despite a reduction in sales, the steady decline in total industry volume and the resulting overall industry over-capacity. The company makes leading brands such as Player's and du Maurier.

The principal changes, which will occur largely by the end of 2003, include the closure of its Montreal factory and transfer of production to its other Canadian facilities, as well as the closure of its leaf threshing operations at Aylmer, Ontario. Restructuring of Montreal head office will be complete by the end of 2004.

Paul Adams, British American Tobacco's Managing Director, commented: "We very much regret job losses, especially when our people contribute so much to the Group's success. However, we are committed to improving productivity in order to strengthen our competitive position in the world, deliver profit growth, and ensure the continued long-term success of the Group."

Appropriate consultation and discussions with employees and trade unions will be held in both countries.

Today's plans will create an exceptional charge of around GBP 320 million in the first half of 2003 for redundancies and asset write-downs. Annualised cost savings of around GBP 65 million are expected from 2005.

ENQUIRIES
Investor Relations
Ralph Edmondson +44 (0)20 7845 1180
Rachael Cummins +44 (0)20 7845 1519

Press Office
David Betteridge, Ann Tradigo, Sarah Corbey
+44 (0) 20 7845 2888